Annual Report

Cover Page

Name of issuer:

SunState Laboratories, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: CO

Date of organization: 1/13/2020

Physical address of issuer:

6901 W 117th Ave
Unit 14
Broomfield CO 80020

Website of issuer:

http://www.dazzcleaner.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

4

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$689,425.00	$85,716.00
Cash & Cash Equivalents:	$493,028.00	$7,952.00
Accounts Receivable:	$17,179.00	$0.00
Short-term Debt:	$26,309.00	$18,606.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$165,911.00	$20,354.00
Cost of Goods Sold:	$87,208.00	$13,173.00
Taxes Paid:	$0.00	$0.00
Net Income:	($375,621.00)	($53,544.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not

discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

SunState Laboratories, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

<p>Missed the correct window to file.</p>

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
David Shahan	Business Owner	SunState Laboratories	2012

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Phil Stout	Vice President	2021
David Shahan	CEO	2012

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
David Shahan	666180.0 Common Stock	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Limited Team - Although I have 30+ years experience in cleaning chemicals, and I have decades of experience managing sales teams in service industries, I have been a solopreneur since the inception of SunState Labs. I have utilized contract and fractional employees to accomplish many of our milestones, while preserving my limited capital resources. To scale the business and achieve the market penetration required to make DAZZ a success, I will need to build an enthusiastic, highly capable team around me.

Consumer adoption. Customers may not be willing to give up the convenience they've become accustomed to with ready-to-use household cleaners.

Too broad of a consumer market focus. Unlike our competition, we are not limiting our marketing toward a particular consumer group (i.e. eco-friendly green shoppers). We are taking a broad approach to capture as many shopper segments as possible (i.e. value shoppers, green shoppers, performance shoppers, etc.). Some advertising experts have cautioned us against this "shotgun" approach.

Competition. Although it's unlikely, it is possible for a larger CPG company to step in with their own product and overwhelm the market with a huge advertising spend. Manufactures of established eco-brands (7th generation, Method, Ms. Meyers, etc.) may develop and begin offering concentrated refills of their successful brands.

Innovations in plastic waste disposal/processing that minimize this environmental concern. Our greatest point of differentiation is our sustainability feature. This is a big selling feature now because of the seriousness of plastic waste. If advancements in compostable/biodegradable plastics continue and our "plastic problem" is resolved (or at least minimized to the point of public acceptance, sustainable alternatives like DAZZ may lose some of it's appeal.

Direct to consumer approach. Less than 5% of household cleaner purchases occur online. We are betting that this is because of the high shipping cost to MSRP ratio for household cleaners, plus the issues with leaking bottles. DAZZ resolves both of these challenges and online sales will be our focus for the next 12-24 months. If consumers will not change their buying behavior and continue to buy in stores, DAZZ will struggle until it is able to secure retail distribution.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Convertible Preferred	2,500,000	0	Yes
Class A Preferred	2,500,000	283,723	No
Common Stock	5,000,000	666,180	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

None

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Other	Priced Round	$350,000	General operations
	Regulation D, 506(c)	Priced Round	$76,017	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	David Shahan
Amount Invested	$350,000.00
Transaction type	Priced round
Relationship	CEO

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We develop sustainable cleaning products in effervescent tablet form. Now consumers can make their own cleaner at home using plain tap water and the

same bottle over-and-over again. DAZZ ends the use-and-discard cycle associated with traditional ready to use cleaners, and by eliminating the bottle & water, DAZZ has created a cleaning product that can easily be mailed; opening up a world of opportunity for direct to consumer / eCommerce sales.

We hope DAZZ will be purchased by an international Consumer Packaged Goods (CPG) company that can scale DAZZ to become a global brand and a global solution to plastic waste. We're on-track with this goal as we have already begun distribution in South Africa and Singapore. We are currently in discussions with distributors from 16 additional foreign markets, eager to bring DAZZ to their countries. Additionally, we have interest from home shopping channels in Japan, Germany, Canada, and the UK.

Milestones

SunState Laboratories, Inc. was incorporated in the State of Colorado in May 2012.

Since then, we have:

- DAZZ and our Founder, David Shahan, set to appear on America's Big Deal - 10/21 on the USA network

- Our first Reg CF round (2020) sold out quickly with 1,667 investors from 55 countries

- 383% YOY sales increase

- International Distribution in place, adding new countries every quarter

- Disruptive new consumer brand that is changing the household cleaner industry

- Strong team of seasoned professionals driven to build a successful, non-concessionary impact company

- Sold 12,000 units in <11 minutes on the Home Shopping Network (U.S. home shopping channel)

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $165,911 compared to the year ended December 31, 2019, when the Company had revenues of $20,354. Our gross margin was 47.44% in fiscal year 2020, compared to 35.28% in 2019.

- *Assets.* As of December 31, 2020, the Company had total assets of $689,425, including $493,028 in cash. As of December 31, 2019, the Company had $85,716 in total assets, including $7,952 in cash.

- *Net Loss.* The Company has had net losses of $375,621 and net losses of $53,544 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $26,309 for the fiscal year ended December 31, 2020 and $18,606 for the fiscal year ended December 31, 2019.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 9 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

SunState Laboratories, Inc. cash in hand is $493,028, as of December 2020. Over the last three months, revenues have averaged $79,950/month, cost of goods sold has averaged $19,500/month, and operational expenses have averaged $55,684/month, for an average net margin of $4,766 per month. Our intent is to be profitable in 22 months.

We have recently signed contract manufacturing agreements with Amazon and 1908 brands with opening POs of $150k and 105k respectively. Both are anticipated to be 7 figures deals for 2022. We will be receiving national TV exposure on a new competition TV show that should result in a retail contract with Lowes.

We anticipate significant increases in sales and expenses over the next 3-6 months. On the sales side, we're already experienced a 383% YOY sales increase (YTD sept) and expect that growth to continue. Our Retail Distribution is anticipated to grow quickly after our appearance on America's Big Deal. Our international distribution continues to grow and we anticipate expanding into 3-6 new markets in early 2022. From the expense side, we continue to invest heavily

in digital marketing and will expand into traditional retail marketing to support our retail distribution. We anticipate looking for an additional production and warehouse space within the next 6 months to support our growth.

Our founder has personal financial resources that can be deployed, but we do not anticipate this being necessary.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, David Shahan, certify that:

(1) the financial statements of SunState Laboratories, Inc. included in this Form

are true and complete in all material respects ; and

(2) the tax return information of SunState Laboratories, Inc. included in this Form

reflects accurately the information reported on the tax return for SunState

Laboratories, Inc. filed for the most recently completed fiscal year.


Business Owner

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include: (a) a description of the material content of such information; (b) a description of the format in which such disclosure is presented; and (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://dazzcleaner.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

SunState Laboratories, Inc.

By

David Shahan

Founder / CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.



David Shahan

Founder / CEO
10/13/2021

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.